Exhibit 21

SUBSIDIARIES

Jurisdiction of
Incorporation or
Name of Subsidiary	Organization	Percentage of Ownership
China Information Technology Holdings Limited (“CITH”)	British Virgin Islands	100%
Information Security Software Investment Limited (“ISSI”)	Hong Kong	100% by CITH
Information Security Software (China) Co., Ltd.	PRC	100% by ISSI
Information Security International Investment and Development Limited. (“ISIID”)	Hong Kong	100% by CITH
Shenzhen Bocom Multimedia Display Technology Co. Ltd.	PRC	100% by ISIID
Information Security Technology (China) Co., Ltd. (“IST”)	PRC	100% by CITH
iASPEC Software Company Limited (“iASPEC”)	PRC	Variable interest entity relationship with IST
Wuda Geoinformatics Co., Ltd.	PRC	52.54% by iASPEC
Shenzhen Zhongtian Technology Development Company Ltd.	PRC	81.65% by iASPEC
HPC Electronics (China) Company (“HPC”)	Hong Kong	100% by CITH
Huipu Electronics (Shenzhen) Co., Ltd.	PRC	100% by HPC